SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Resolution of the Ordinary General Meeting of Shareholders (Friday, June 21, 2013)

2.	Notice on Applying to Delist American Depositary Shares from New York Stock Exchange and Terminate Registration with U.S. Securities and Exchange Commission (Friday, June 21, 2013)

June 21, 2013

To: Shareholders

Yasuo Masumoto Representative Director, Chairman, President & CEO KUBOTA Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 123rd Ordinary General Meeting of Shareholders held on June 21, 2013.

Matters reported:

1.	Business report for the 123rd period (from April 1, 2012 to March 31, 2013), the consolidated financial statements and the non-consolidated financial statements for the 123rd period

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Audit & Supervisory Board

Matters resolved:

1st Subject: Matters concerning partial amendments to the Articles of Incorporation

The above proposal was approved and passed as proposed.

(1)	The Company newly established the Articles that the Company may enter into an agreement with an Outside Director and Audit & Supervisory Board Member which limits the liability for damages caused by a breach of such Outside Director and Audit & Supervisory Board Member’s duties in accordance with Article 427 of the Corporate Law.

(2)	The Company moved down the numbers of the existing Articles due to the above establishment of new Articles.

2nd Subject: Matters concerning election of 8 Directors

The above proposal was approved and passed as proposed.

Eight persons, namely Messrs. Yasuo Masumoto, Tetsuji Tomita, Satoru Sakamoto, Masatoshi Kimata, Toshihiro Kubo, Shigeru Kimura, Yuzuru Mizuno and Junichi Sato were re-elected.

Messrs. Yuzuru Mizuno and Junichi Sato are outside Directors.

3rd Subject: Matters concerning election of 1 Audit & Supervisory Board Member

The above proposal was approved and passed as proposed.

Mr. Masaharu Kawachi was newly elected.

Mr. Masaharu Kawachi is an outside Audit & Supervisory Board Member.

4th Subject: Matters concerning bonus payments for Directors

The proposal concerning payments of ¥ 138 million of bonuses for 6 Directors (excluding outside Directors) was approved and passed as proposed.

End of document

Directors and Audit & Supervisory Board Members (as of June 21, 2013)

Directors
1	Representative Director, Chairman, President &CEO	Yasuo Masumoto
2	Representative Director and Executive Vice President	Tetsuji Tomita
3	Director and Senior Managing Executive Officer	Satoru Sakamoto
4	Director and Senior Managing Executive Officer	Masatoshi Kimata
5	Director and Senior Managing Executive Officer	Toshihiro Kubo
6	Director and Managing Executive Officer	Shigeru Kimura
7	Director	Yuzuru Mizuno
8	Director	Junichi Sato
Audit & Supervisory Board Members
1	Audit & Supervisory Board Member	Hirokazu Nara
2	Audit & Supervisory Board Member	Hiroshi Shiaku
3	Audit & Supervisory Board Member	Masaharu Kawachi
4	Audit & Supervisory Board Member	Akira Negishi
5	Audit & Supervisory Board Member	Ryoji Sato

Executive Officers (as of June 21, 2013)

1	Senior Managing Executive Officer	Nobuyuki Toshikuni
2	Managing Executive Officer	Kenshiro Ogawa
3	Managing Executive Officer	Satoshi Iida
4	Managing Executive Officer	Yujiro Kimura
5	Managing Executive Officer	Shinji Sasaki
6	Managing Executive Officer	Yuichi Kitao
7	Executive Officer	Taichi Itoh
8	Executive Officer	Hiroshi Matsuki
9	Executive Officer	Kunio Suwa
10	Executive Officer	Toshihiko Kurosawa
11	Executive Officer	Hiroshi Kawakami
12	Executive Officer	Satoshi Machida
13	Executive Officer	Masaharu Tabata
14	Executive Officer	Yoshiyuki Fujita
15	Executive Officer	Kaoru Hamada
16	Executive Officer	Takashi Uei
17	Executive Officer	Hironobu Kubota
18	Executive Officer	Junji Ogawa
19	Executive Officer	Yasuo Nakata
20	Executive Officer	Masato Yoshikawa
21	Executive Officer	Kazuhiro Kimura
22	Executive Officer	Dai Watanabe
23	Executive Officer	Haruyuki Yoshida

June 21, 2013

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Dept.

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on Applying to Delist American Depositary Shares from New York Stock Exchange and Terminate Registration with U.S. Securities and Exchange Commission

Please be advised that Kubota Corporation (“the Company”), at its Board of Directors’ Meeting held on June 21, 2013, resolved to apply for voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”). In connection with the delisting, the Company intends to file for the termination of registration of its ADSs under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.	Reasons for Delisting

The Company listed its ADSs on the NYSE in November 1976 mainly to promote trading of its shares, to raise the visibility of the KUBOTA brand and to facilitate raising capital in the U.S. Since then, the Company has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of the Company, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002. Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

While the Company believes the initial objectives of the listing in the U.S. were mainly achieved, the Company judges that the continued listing on the NYSE is not economically justified, taking into account the fact that the trading volume of its ADSs on the NYSE accounts for only a small fraction of the total trading volume of its shares. Therefore, the Company has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act.

2.	Stock exchanges on which the Company maintains its listing

Tokyo Stock Exchange, Osaka Securities Exchange

3.	Schedule

Late June 2013:	The Company to provide NYSE with a written pre-notice of the delisting application
Early July 2013:	The Company to file a Form 25 with the SEC for delisting from the NYSE and deregistration with the SEC
Mid-July 2013:	Effective date of delisting from the NYSE
Early October 2013:	Effective date of deregistration with the SEC

The Company also intends to file a Form 15F with the SEC to terminate its reporting obligations under the Exchange Act following the effective date of delisting from the NYSE. The termination of the Company’s reporting obligations will become effective 90 days after the filing of Form 15F.

Note: The schedule provided above including the anticipated effective dates may be delayed if the SEC objects or requests an extended review or for other reasons.

4.	Future Plans

After delisting of its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt Program in the U.S., and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

The Company will continue to disclose financial statements and other information, in English, on its website to ensure that its overseas shareholders and investors will continue to have appropriate information about the Company, irrespective of the termination of its reporting obligations under the Exchange Act. The Company will also continue to prepare its consolidated financial statements in accordance with U.S. GAAP.

5.	Contact Information for inquiries regarding the Company’s ADSs

JPMorgan Service Center (U.S.)

Tel: U.S.: 1- 800-990-1135 (toll free)

International: +1- 651-453-2128

Website: www.adr.com

E-mail: jpmorgan.adr@wellsfargo.com

(Shareholder Service Representatives are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Eastern Time in the U.S.)

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 21, 2013	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer General Manager of Global Management Promotion Department